FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              For the month of May


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  BG GROUP plc

                             ANNUAL GENERAL MEETING

BG Group held its fifth Annual General Meeting today at the International Convention Centre in Birmingham. A poll was held on each Resolution.

All Resolutions were passed.

1.   POLL RESULTS

     The numbers of proxy votes for and against each of the Resolutions put before the Meeting and the numbers of votes withheld were as follows:


-----------------------------------------------------------------------------------------------------------------------
      Resolution               For                    Against                  Total                     Withheld
-----------------------------------------------------------------------------------------------------------------------
                         Number       % of          Number     % of       Number        % of        Number        % of
                                    shares                   shares                   shares                    issued
                                     voted                    voted                    voted                     share
                                                                                                               capital
-----------------------------------------------------------------------------------------------------------------------
  1   Annual Report  2,064,244,218   99.82        3,680,692    0.18   2,067,924,910   100.00      57,114,085      1.62
      and Accounts
-----------------------------------------------------------------------------------------------------------------------
  2   Remuneration   1,684,071,567   91.18      162,817,541    8.82   1,846,889,108   100.00     278,149,887      7.87
      Report
-----------------------------------------------------------------------------------------------------------------------
  3   Declaration of 2,115,962,365   99.94        1,302,449    0.06   2,117,264,814   100.00       7,774,181      0.22
      dividend
-----------------------------------------------------------------------------------------------------------------------
  4   Re-election of 2,105,705,109   99.49       10,872,184    0.51   2,116,577,293   100.00       8,461,702      0.24
      Mr Peter
      Backhouse
-----------------------------------------------------------------------------------------------------------------------
  5   Re-election of 2,104,112,281   99.42       12,367,904    0.58   2,116,480,185   100.00       8,558,810      0.24
      Mr Paul
      Collins
-----------------------------------------------------------------------------------------------------------------------
  6   Re-election of 2,105,456,933   99.48       11,085,013    0.52   2,116,541,946   100.00       8,497,049      0.24
      Mr William
      Friedrich
-----------------------------------------------------------------------------------------------------------------------
  7   Re-election of 2,105,246,732   99.47       11,211,769    0.53   2,116,458,501   100.00       8,580,476      0.24
      Lord Sharman
-----------------------------------------------------------------------------------------------------------------------
  8   Re-election of 2,043,407,916   98.65       28,008,027    1.35   2,071,415,943   100.00      53,623,052      1.52
      Mr Keith
      Mackrell
-----------------------------------------------------------------------------------------------------------------------
  9   Re-appointment 2,078,992,395   99.34       13,723,523    0.66   2,092,715,918   100.00      32,323,077      0.91
      of auditors
-----------------------------------------------------------------------------------------------------------------------
 10   Remuneration   2,107,853,992   99.67        7,065,982    0.33   2,114,919,974   100.00      10,119,021      0.29
      of auditors
-----------------------------------------------------------------------------------------------------------------------
 11   Authority to   1,988,623,437   95.93       84,313,678    4.07   2,072,937,115   100.00      52,101,880      1.47
      make political
      donations
-----------------------------------------------------------------------------------------------------------------------
 12   Amendment of   2,080,472,574   99.17       17,430,855    0.83   2,097,903,429   100.00      27,135,566      0.77
      BG Group
      Employees'
      Share
      Schemes
-----------------------------------------------------------------------------------------------------------------------
 13   Authority to   2,101,531,409   99.34       14,039,982    0.66   2,115,571,391   100.00       9,467,604      0.27
      allot relevant
      securities
-----------------------------------------------------------------------------------------------------------------------
 14   Disapplication 2,100,807,003   99.01       21,072,780    0.99   2,121,879,783   100.00       3,159,212      0.09
      of pre-emption
      rights
-----------------------------------------------------------------------------------------------------------------------
 15   Renewal of     2,112,911,732   99.83        3,516,578    0.17   2,116,428,310   100.00       8,610,685      0.24
      authority to
      purchase own
      ordinary
      shares
-----------------------------------------------------------------------------------------------------------------------

Issued share capital at 21 May 2004 - 3,532,849,739

2.   RESOLUTIONS SUBMITTED TO UK LISTING AUTHORITY

     BG Group plc has today submitted to the UK Listing Authority prints of resolutions passed at the Annual General Meeting on 21 May 2004 concerning items other than ordinary business.

     These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:-

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

21 May 2004
www.bg-group.com


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  BG Group plc


Date: 21 May 2004                             By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary